EXHIBIT 23.4
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Post-Effective Amendment No. 1 to Form S-3) and related Prospectus of Weatherford International Ltd. (Bermuda), Weatherford International, Inc. (Delaware) and Weatherford International Ltd. (Switzerland) for the registration of common shares, preference shares, senior debt securities, guarantees of debt securities and warrants and to the incorporation by reference therein of our reports dated February 20, 2008, with respect to the consolidated financial statements and schedule of Weatherford International Ltd., and the effectiveness of internal control over financial reporting of Weatherford International Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
December 31, 2008